SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-25165

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
425 Main Street
Catskill, New York 12414-1317

THE BANK OF GREENE COUNTY EMPLOYEES'
SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2
As of December 31, 2010 and 2009

Statements of Changes In Net Assets Available For Benefits
For the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-15

Supplemental Schedules*
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

* Note:  All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
ParenteBeard LLC

Syracuse, New York
June 28, 2011

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS
Investments, at fair value	$4,587,667	$3,657,105

Notes receivable from participants	200,942	175,872

Cash	28,443	70

Other receivable	1,910	1,521

TOTAL ASSETS	$4,818,962	$3,834,568

LIABILITIES
Accrued expenses	$22,882	$17,366

TOTAL LIABILITIES	$22,882	$17,366

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$4,796,080	$3,817,202

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,780)	(5,343)

NET ASSETS AVAILABLE FOR BENEFITS	$4,784,300	$3,811,859

The accompanying notes are an integral part of these financial statements.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS TO NET ASSETS
Investment income:
Interest and dividend income	$35,560	$30,857
Interest income, notes receivable from participants	11,710	10,651
Net appreciation in fair value of investments	647,285	641,050
Net investment income	694,555	682,558

Contributions:
Participant	325,996	342,890
Employer	185,846	193,465

Total contributions	511,842	536,355

TOTAL ADDITIONS	1,206,397	1,218,913

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	201,451	470,187
Other distributions	5,263	—
Administrative expenses	27,242	28,757

TOTAL DEDUCTIONS	233,956	498,944

Net increase in net assets	972,441	719,969

Net assets available for benefits, beginning	3,811,859	3,091,890

NET ASSETS AVAILABLE FOR BENEFITS, ENDING	$4,784,300	$3,811,859

The accompanying notes are an integral part of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor).  Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called “catch-up” contributions.  Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant’s pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.  Contributions are subject to certain limitations.

Participant Accounts and Investment Options
Participants direct the investment of their contributions into various options offered by the Plan.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers seventeen common/collective trusts, money market funds, self-directed brokerage accounts, and the Sponsor’s stock as investment options for participants.  Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on continuous service.  A participant is 100% vested after two years of credited service.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

Administrative Expenses
The Plan pays the administrative costs associated with any professional services provided to the Plan and the cost of communications to the participants.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Note terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account and bear interest at prime rate plus 1%.  Processing fees for new notes and annual maintenance fees on outstanding notes are charged to the participants account. Interest rates range from 4.25% to 9.25% for the years ended 2010 and 2009, respectively.  Principal and interest is paid ratably through biweekly payroll deductions.

Forfeitures
Forfeitures by non-vested participants are generally used to reduce future Company contributions.  Forfeited balances at December 31, 2010 and 2009 were not material to the financial statements.  There were no forfeitures used in 2010 or 2009.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in an investment contract through a common/collective trust fund that is a stable value fund.  Contract value for the common/collective trust fund is based on the net asset value of the fund as reported by the audited financial statements of the fund.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes is Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note E for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees
Net investment returns reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Reclassifications
Certain prior period amounts are reclassified to conform to the current year’s presentation.

New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

Subsequent Events
The plan has evaluated subsequent events through June 28, 2011, which is the date the financial statements were available to be issued.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Plan investments were managed by the trustee of the Plan Reliance Trust Company for the 2010 and 2009 plan years.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  Notes receivable from participants totaling $200,942 and $175,872 at December 31, 2010 and 2009, respectively also qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

In 2010 and 2009, the Plan provided participants the election of an investment in Greene County Bancorp Inc.’s common stock thorough a unitized company stock fund.   As of December 31, 2010, the Plan held 17,490 units of Greene County Bancorp Inc.’s common stock fund at a per-unit price of $53.91.  As of December 31, 2009, the Plan held 17,241 units of Greene County Bancorp Inc.’s common stock fund at a per-unit price of $41.39.   Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.

The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of the Greene County Bancorp Inc.’s common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2010, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $878,934 and a money market fund at a market value of $56,564.  As of December 31, 2009, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $674,105 and a money market fund at a market value of $39,461.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.  As of December 31, 2010, the Plan held 45,143 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $878,934 at a price per share of $19.47.   As of December 31, 2009, the Plan held 43,830 shares of Greene County Bancorp, Inc. common stock with a market value of $674,105 at a price per share of $15.38.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodology used for investments measured at fair value.  There have been no significant changes in the methodologies used during the years ended December 31, 2010 and 2009.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

Level 1 Fair Value Measurements

The fair value of employer stock and self-directed brokerage accounts is valued based on quoted market prices.  Money market funds are valued based on quoted net asset values of the shares held by the Plan at year end.

Level 2 Fair Value Measurements

Common collective trust funds are comprised of units in such collective trust funds that are not publicly traded.  The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  Common collective trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period.  These investments are classified within the Level 2 of the fair value hierarchy.

Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.

The objective of the Invesco Stable Value Trust – Pentegra Class, common/collective trust fund is to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers.  This fund’s returns are based on returns generated by an actively managed, highly diversified portfolio of investment grade, fixed and floating rate securities.  The sub-advisor uses a building block approach to stable value portfolio construction by investing in a series of propriety commingled fixed income portfolios.  This fund may enter into security investment contracts (sometimes called “wrap agreements”) issued by banks and insurance companies.  Invesco’s investment approach is based on the belief that increasingly dynamic and complex fixed income markets create opportunities for investors that are best captured by independent, specialist, decision-makers inter-connects as a global team.

The objective of the State Street Global Advisors (“SSgA”) SSgA U.S. Bond Index Fund, the Aggregate Bond Fund, is to seek an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.  This fund seeks to offer broadly diversified, low cost exposure to the overall U.S. bond market.  This fund is managed using a “passive” or “indexing” investment approach.  This fund does not short sell securities, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

The objective of the State Street Global Advisors (“SSgA”) SSgA Aggressive Strategic Balanced Fund – Class I, the Growth Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Aggressive Strategic Balances Custom Index over the long term.  This fund seeks to offer broad diversification and a disciplined rebalancing process by investing approximately 70% of the fund’s assets in U.S. stocks, 15% in international stocks and 15% in U.S bonds.  This fund’s asset allocations are through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices.  This fund’s exposure is rebalanced monthly.  This fund is passively managed it does not short sell securities, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Moderate Strategic Balanced Fund – Class I, the Growth and Income Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Moderate Strategic Balanced Custom Index over the long term.  This fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 45% of the fund’s assets in U.S. stocks, 10% in international stocks and 45% in U.S. bonds.  This fund is passively managed it does not short sell securities, may use Futures and other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Conservative Strategic Balanced Fund – Class I, the Income Plus Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Conservative Strategic Balanced Custom Index, over the long term.  This fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 20% of the fund’s assets in U.S. stocks, 5% in international stocks and 75% in U.S. bonds.  This fund is passively managed it does not short sell securities, may use Futures and other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA International Index Fund – Class I, the International Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.  This fund seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australia, and Far East Asia.  This fund is passively managed it does not short sell securities, uses Futures and may use other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA U.S. Long Treasury Index Fund – Class I is an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Treasury Bond Index over the long term.  This funds seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years.  This fund is passively managed it does not short sell securities, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

The objective of the State Street Global Advisors (“SSgA”) SSgA NASDAQ 100 Index Fund – Class A, NASDAQ 100 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the NASDAQ-100 Index over the long term.  The Fund seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the NASDAQ Stock Market.  This fund is passively managed, it does not short sell securities, is not a leveraged strategy, uses Futures and may use other derivatives, and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Russell Small Cap Index Fund- Class I, the Russell 2000 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  This fund seeks to offer broad, low cost exposure to stocks of small U.S. companies.  This fund is passively managed, it does not short sell securities, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates, and uses Futures and may use other derivatives.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P 500 Index Fund – Class I, the S&P 500 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.  The Fund seeks to offer broad, low cost exposure to the stocks of large U.S. companies.  This fund is passively managed, it does not short sell securities, uses Futures and may use other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Large Cap Growth Index Fund – Class I, the S&P Growth Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Growth Index over the long term.  This fund seeks to offer low cost exposure to stocks of large U.S. companies considered to have above average growth potential.  This fund is passively managed, it does not short sell securities, uses Futures and may use other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds.
This fund is passively managed, it does not short sell securities, uses Futures and may use other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Large Cap Value Index Fund – Class I, the S&P Value Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Value Index over the long term.  This fund seeks to offer low cost exposure to large U.S. value stocks.  This fund is passively managed, it does not short sell securities, uses Futures and may use other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Mid Cap Index Fund – Class I, S&P MidCap Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P MidCap 400 Index over the long term.  This fund seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies.  This fund is passively managed, it does not short sell securities, uses Futures and may use other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Target Retirement Funds – Class I, is an investment return that approximates, as closely as practicable, before expenses, the performance of a custom benchmark index over the long term.  These funds seek to offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement.  You simply select the fund with a date closest to when you expect to retire and invest accordingly.  Each fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes.  Each fund (other than the SSgA Retirement Income Fund) is managed to a specific retirement year (target date) included in its name.  These funds invest in other investment funds, including other State Street products (“Component Funds”).  Component Funds will not short sell securities, Component Funds may use futures or other derivatives, will not use investment leverage (although derivatives may have the effect of creating investment leverage) and Component Funds may lend their portfolios and enter into repurchase agreements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

		Fair Value Measurement Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010:
Common stock fund – Employer stock	$878,934	$878,934	$—	$—
Common stock fund – Money market	56,564	56,564	—	—
Self-directed brokerage accounts	131,323	131,323	—	—
Money market account	139,646	139,646	—	—
Common collective trust funds	3,381,200	—	3,381,200	—

	$4,587,667	$1,206,467	$3,381,200	$—

		Fair Value Measurement Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009:
Common stock fund – Employer stock	$674,105	$674,105	$—	$—
Common stock fund – Money market	39,461	39,461	—	—
Self-directed brokerage accounts	102,963	102,963	—	—
Common collective trust funds	2,840,576	—	2,840,576	—

	$3,657,105	$816,529	$2,840,576	$—

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

NOTE F – INVESTMENTS

At December 31, the following investments represented 5% percent or more of the Plan’s net assets:

	2010		2009

Invesco Stable Value Trust – Pentegra Class	$436,034		$—
SSgA Pentegra Stable Value Fund	—		329,273
SSgA International Index Fund	304,467		288,038
SSgA S&P 500 Index Fund	458,408		367,689
SSgA S&P Large Cap Growth Index Fund	257,168		224,431
SSgA S&P Large Cap Value Index Fund	247,131		146,221	*
SSgA S&P Midcap Index Fund	819,625		580,412
SSgA Short Term Investment Fund	139,646	*	285,433
Greene County Bancorp, Inc. - Common Stock Fund	878,934		674,105

* Not 5% or more in applicable year.  Presented only for comparative purposes.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

	2010	2009

Common Stock Fund - Employer stock	$183,494	$12,110
Self-directed brokerage accounts	21,360	32,943
Common collective trust funds	442,431	575,997

Net Appreciation in Fair Value	$647,285	$641,050

Any interest and dividend income from the underlying assets of the common collective trust funds are included in net appreciation in fair value of investments.

The following table details the asset composition of the self-directed brokerage accounts as of December 31, 2010 and 2009.

	2010	2009
Asset Composition
Money Market Fund (Sweep)	$785	$3,354
Equities	84,001	59,902
Equity Funds	46,537	39,707
Total self-directed brokerage accounts	$131,323	$102,963

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2010 and 2009

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of common collective trust funds per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Common collective trust funds per financial statements	$3,381,200	$2,840,576

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,780)	(5,343)

Common collective trust funds per Form 5500	$3,369,420	$2,835,233

NOTE H – TAX STATUS

The Plan is exempt from federal income taxes under the Internal Revenue Code.  The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE I – SUBSEQUENT EVENTS

Effective January 1, 2011, the Bank of Greene County (the “Employer”) amended the Adoption Agreement for The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust to allow the maximum amount of monthly contributions an employee may make to the Plan (both pre-tax deferrals and after-tax contributions) to increase from 25% to 50% (subject to all applicable IRS and Plan limits) of the employee’s salary.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust

EIN: 14-0553610, Plan No. 002

Attachment to Form 5500, Schedule H, Part IV, LINE 4i –

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Invesco Stable Value Trust – Pentegra Class	Common collective trust fund	***	$436,034
	SSgA U.S. Bond Index Fund	Common collective trust fund	**	40,078
	SSgA Aggressive Strategic Balanced Fund	Common collective trust fund	**	153,731
	SSgA Moderate Strategic Balanced Fund	Common collective trust fund	**	163,459
	SSgA Conservative Strategic Balanced Fund	Common collective trust fund	**	31,067
	SSgA International Index Fund	Common collective trust fund	**	304,467
	SSgA U.S. Long Treasury Index Fund	Common collective trust fund	**	145,944
	SSgA NASDAQ 100 Index Fund	Common collective trust fund	**	96,411
	SSgA Russell Small Cap Index Fund	Common collective trust fund	**	174,299
	SSgA S&P 500 Index Fund	Common collective trust fund	**	458,408
	SSgA S&P Large Cap Growth Index Fund	Common collective trust fund	**	257,168
	SSgA S&P Large Cap Value Index Fund	Common collective trust fund	**	247,131
	SSgA S&P Midcap Index Fund	Common collective trust fund	**	819,625
	SSgA Target Retirement 2015	Common collective trust fund	**	16,927
	SSgA Target Retirement 2025	Common collective trust fund	**	18,502
	SSgA Target Retirement 2035	Common collective trust fund	**	4,016
	SSgA Target Retirement 2045	Common collective trust fund	**	13,933
	Federated Government Obligation Fund	Common stock fund – money market	**	56,564
*	Greene County Bancorp, Inc. Common stock fund	Common stock fund – Employer stock	**	878,934
	SSgA Short Term Investment Fund	Money market account	**	139,646
	Self-directed brokerage accounts		**	131,323
*	Notes receivable from participants	4.25% - 9.25%	**	200,942
	Total Investments			$4,788,609

*Party-In-Interest
**Historical cost has not been presented since this investment is participant-directed.
***This represents the fair value for this investment; the contract value is $424,254.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

Date: June 28, 2011	By:	/s/ Donald E. Gibson
Donald E. Gibson
President and Chief Executive Officer
Greene County Bancorp, Inc.

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of ParenteBeard LLC